Exhibit 10.1

PRESS RELEASE

Magic Software Awarded 2008® SAP Business One Global Solution
Partner Award for Leadership in Innovation

Third consecutive yearly recognition and first global award from SAP

Or Yehuda, Israel, July 8, 2008 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a leading provider of application platform as well as business and process integration solutions, today announced that it has received from SAP AG a 2008 SAP® Business One Global Solution Partner Award in the category “Leadership in Innovation”. The award recognizes Magic Software for providing superior customer value through innovative collaboration with SAP and its partner community.

The recipients of the SAP Business One Global Solution Partner Awards for 2008 were recently presented to leading SAP software solution partners that have excelled in providing high-quality solutions to SAP’s small business customers. Winners were selected from a global community of nearly 200 software solution partners, with awards given for quality excellence, leadership in innovation, sales excellence and industry solution excellence, as well as partner of the year. This year, SAP recognized and awarded seven partners with 2008 SAP Business One Global Solution Partner Awards.

This is the third award Magic Software has received from SAP. In 2007, Magic received the 2006 U.S. small and midsize enterprise (SME) Business Partner Award in the category “ISV Partner Quality Excellence Award”, in recognition of the best combined quality of code, customer/partner support and solution documentation. In 2006, Magic Software received the 2005 U.S. SAP SME Business Partner Award in the category “Solution Partner Leadership in Innovation” for embodying SAP’s ‘applistructure’ idea and for bringing it to market with the SAP Business One application.

“Magic Software has further enhanced its business integration solution and extended their presence in the SAP Business One ecosystem,” said Patrick Carpreau, senior SSP manager EMEA, Small Enterprises Indirect Channels, SAP AG. “Their teamwork with other SAP partners to deliver global solutions to our multinational customers has allowed our customers to gain additional value from their SAP solutions more quickly and efficiently.”

According to Arita Mattsoff, vice president for marketing at Magic Software, “SAP has been our strategic partner for four years now, and continues to provide an important vendor-centric ecosystem for us. There are over 250 SAP business partners around the world who use iBOLT to extend the capabilities of SAP solutions. We have been recognized by SAP every year since our alliance began, and we are very pleased that this recognition is now shared by the global SME team at SAP.”

The SAP Business One application is designed exclusively to meet the needs of small businesses. It is an integrated, affordable business management application that can automate critical business operations, including sales, finance, purchasing, inventory and manufacturing.

iBOLT Special Edition for use with SAP solutions is used by SAP business partners around the world to extend the capabilities of SAP Business One by integrating with existing systems and applications. iBOLT for use with SAP solutions automates vital business processes such as communicating with trading partners, connecting to existing websites, consolidating charts of accounts, synchronizing data across multiples sites, handling service requests and orders over the Web, and more.

iBOLT is Magic Software’s code-free business integration suite. It is used by customers worldwide including Lord Corporation, adidas Salomon, Heller Bank, DekaBank, ING Commercial Financee, Primagas, FMRP, and UPS. iBOLT has received the Gold Award Accreditation in the CityCompass B.I.S.S. for Financial Services, and has been recognized for “Innovative Leadership in the Software Development Industry” by Software Development Times through its inclusion in the “SD Times 100". In addition, Magic Software and iBOLT were recently nominated for SyS-CONs “SOA World Magazine Readers’ Choice Awards”; and nominated for best integration tool.

About Magic Software
Magic Software Enterprises Ltd. (NASDAQ: MGIC) a leading provider of application platform as well as business and process integration solutions with over 20 years of experience. The company’s award-winning solutions give its partners and customers the power to leverage existing IT resources, enhance business agility, and focus on core business priorities. With thousands of customers, hundreds of ISV’s, system integrators, value added distributors and resellers as well as consulting and OEM partners worldwide, Magic Software’s technological approach, product roadmap and corporate strategy are recognized by the leading industry analysts. Magic Software has a presence in over 50 countries, and partnerships with global IT leaders including SAP AG, Salesforce.com, IBM and Oracle. For more information about Magic Software Enterprises and its products and services, visit www.magicsoftware.com.

Magic Software is a subsidiary of Formula Systems in the Emblaze Group of companies.

SAP and all SAP logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries. All other product and service names mentioned are the trademarks of their respective companies.

Magic Software Enterprises Forward-looking Statement
Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

SAP Forward-looking Statement
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

Media Contacts:

Cathy Caldeira
Metis Communications
Tel: +1-617-236-0500
magicsoftware@metiscomm.com